Exhibit 99.8

PRESS RELEASE

TotalEnergies sells its subsidiary in Brunei

Paris, June 14, 2024 – TotalEnergies has entered into an agreement to sell its wholly-owned subsidiary TotalEnergies EP (Brunei) B.V. to Hibiscus Petroleum Berhad, a Malaysian independent oil and gas exploration and production company, for a consideration of $259 million. The transaction is expected to close in the fourth quarter 2024.

TotalEnergies EP (Brunei) B.V. owns and operates a 37.5% interest in Block B, alongside Shell Deepwater Borneo (35%) and Brunei Energy Exploration (27.5%).

Block B, located 85 kilometers off the coast of Brunei, contains the Maharaja Lela/Jamalulam (MLJ) field, which started producing in 1999 and represented a net production for TotalEnergies of approximately 9,000 barrels of oil equivalent per day in 2023.

“This transaction fits with our strategy to actively manage our portfolio by monetizing mature assets and to allocate our talents to the most promising assets”, said Jean-Pierre Sbraire, Chief Financial Officer of TotalEnergies.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com  l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the

French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).